SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. __________ ) (1)

APOLLO GOLD CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03761E102

(CUSIP Number)

RMB Australia Holdings Limited

Level 13, 60 Castlereagh Street

Sydney, NSW 2000 Australia

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Rick Winters

RMB Resources, Inc.

143 Union Bldvd., Suite 390

Lakewood, Colorado 80228

December 10, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON

RMB Australia Holdings Limited

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

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3	SEC USE ONLY

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4	SOURCE OF FUNDS*

OO

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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)	☐

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sydney, Australia

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7	SOLE VOTING POWER

27,023,927
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NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	None
OWNED BY	-------------------------------------------------------------------------
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	27,023,927
WITH	--------------------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

None

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,023,927

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

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14	TYPE OF REPORTING PERSON*

CO

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Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (“Common Stock”) of Apollo Gold Corp. (the “Issuer”), a Colorado corporation having its principal executive offices at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

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Item 2. Identity and Background.

This statement on Schedule 13D is being filed by RMB Australia Holdings (“RMBAH”), an Australian corporation. RMBAH’s principal business is in financial services. RMBAH has its principal offices at Level 13, 60 Castlereagh Street, Sydney, NSW 2000 Australia.

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Item 3. Source and Amount of Funds or Other Consideration.

On December 10, 2008, Apollo Gold Corporation (“Apollo”) closed a US$15,000,000 bridge facility agreement with RMBAH and another lender (the “Bridge Facility”). As part of this agreement, RMBAH made available 50% of the aggregate loan and acquired ownership of 21,307,127 warrants, each warrant entitling the holder to purchase one common share at a price of CAD$0.221 per common share and exercisable for a four year period.

Under the Bridge Facility, Apollo will have the right to elect not to pay accrued and unpaid interest, in which case a lender may elect to convert its pro rata share of such amount of interest into common shares of Apollo at a conversion rate based on the then prevailing market price of the common shares or, if a lender does not elect to so convert such amount of interest into common shares, the amount of interest will be capitalized and bear interest thereafter.

Were RMBAH to exercise the warrants acquired on this transaction, it would own an aggregate of 22,846,627 common shares of Apollo, representing 9.47% of Apollo’s issued and outstanding common shares on an otherwise undiluted basis.

A press release announcing completion of the transaction was issued on December 11, 2008.

Following the closing of the financing and in addition to its pro rata interest in the Bridge Facility, RMBAH and the Telluride Investment Trust, a subsidiary of RMBAH, will own an aggregate of 4,716,800 common shares of Apollo and an aggregate of 22,307,127 warrants of Apollo, of which 1,000,000 warrants are exercisable to purchase 1,000,000 common shares of Apollo at a price of CAD$0.65 per share and the 21,307,127 newly acquired warrants are exercisable to purchase 21,307,127 common shares of Apollo at a price of CAD$0.221 per share.

Were RMBAH and the Telluride Investment Trust to exercise all of their Apollo warrants, RMBAH would own and control an aggregate of 27,023,927 common shares of Apollo, representing 11.2% of Apollo’s issued and outstanding common shares on an otherwise undiluted basis.

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Item 4. Purpose of Transaction.

RMBAH acquired beneficial ownership of the Common Stock from the Issuer as part of the consideration for the bridge facility as discussed under Item 3 above. RMBAH intends to hold the warrants and Common Stock issuable upon exercise thereof solely for investment purposes.

Other than as set forth herein, in the bridge facility agreement or in the terms of the warrants themselves, RMBAH currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing. However, RMBAH reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, RMBAH reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, by takeover bid or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, Existing or potential strategic partners, industry analysts and other investment and financing professionals ) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which RMBAH and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

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Item 5. Interest in Securities of the Issuer.

(a)	27,023,927 shares of Common Stock of the Issuer are owned beneficially by RMBAH, constituting 11.2% of such shares outstanding.
(b)	Number of shares as to which RMBAH has:
a.	Sole power to vote or to direct the vote – 27,023,927
b.	Shared power to vote or to direct the vote – 0
c.	Sole power to dispose of or to direct the disposition of – 27,023,927
d.	Shared power to dispose of or to direct the disposition of – 0.
(c)	Except as disclosed above, RMBAH has not effected any transaction in the Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 above, RMBAH does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

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Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2009 ——————————————————
(Date)

/s/ Gregory Gay ——————————————————
(Signature)

Gregory Gay / Finance Director ——————————————————
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. 1001).